DLA Piper Rudnick Gray Cary US LLP
6225 Smith Avenue
Baltimore, Maryland 21209-3600
T 410.580.3000
F 410.580.3001
W www.dlapiper.com

Jason C. Harmon
jason.harmon@dlapiper.com
T 410.580.4170 F 410.580.3170
September 8, 2005
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Brad Skinner
Stathis Kouninis
Marc Thomas

Re:	Visual Networks, Inc.

Form 10-K for the Year Ended December 31, 2004, Filed March 16, 2005
Form 10-Q for the Quarter Ended March 31, 2005, Filed May 6, 2005
Form 10-Q for the Quarter Ended June 30, 2005, Filed August 9, 2005
File No. 0-23699
Ladies and Gentlemen:
     This letter is submitted on behalf of Visual Networks, Inc. (“Visual Networks”) in response to comments raised by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter from Brad Skinner dated August 26, 2005 to Lawrence Barker, Visual Networks’ President and Chief Executive Officer. The responses to the Staff’s comments are set forth below, with each paragraph numbered to correspond to the numbered comments set forth in the letter. For your convenience, your comments have been reproduced in bold below, together with the responses of Visual Networks.
Form 10-K for the Year Ended December 31, 2004
Item 9A. Controls and Procedures
Management’s Report on Internal Control Over Financial Reporting, page 32
1.	We note that Grant Thornton’s attestation report, dated February 28, 2005, on your

Securities and Exchange Commission
September 8, 2005

internal control over financial reporting (ICOFR) is dated prior to the report on your assessment of your ICOFR, which is dated March 15, 2005. Please explain how your auditor was able to audit your assessment of your ICOFR when your report on ICOFR was not available at the time of your auditor’s attestation report.
Response: Visual Network’s management completed its assessment work of its ICOFR and prepared its form of report prior to February 28, 2005. Management’s form of report was reviewed by Grant Thornton on or before the date of Grant Thornton’s report and management’s report was not substantively changed after that date. In future filings, Visual Networks will ensure that its report on its assessment of ICOFR is dated on or before the date of the auditor’s attestation report.
Rule 13A-14(a)/15D-14(a) Certifications, pages 49 and 50
2.	We note from the disclosures on page 32 that your management, with the participation of your principal and executive principal financial officers completed the evaluation of the effectiveness of your ICOFR as of the end of the year ended December 31, 2004. However, it appears that the certification of your principal officers did not properly address matters related to your ICOFR under exhibits 31.1 and 31.2 of this report. Please tell us how you considered the disclosure requirements of Exchange Act Rule 13a-14(a) and 15d-14(a) and the related exhibits under Item 601 of Regulation S-K.

Response: As noted on page 32, Visual Networks’ management completed its evaluation of the effectiveness of its ICOFR. No changes in Visual Networks’ ICOFR occurred during the fourth quarter of 2004 that materially affected, or were reasonably likely to materially affect, Visual Networks’ ICOFR. However, Visual Networks inadvertently omitted the matters related to ICOFR in the certifications in Exhibits 31.1 and 32.2 to its Form 10-K. Visual Networks included the matters related to ICOFR in the certifications filed with its Quarterly Reports on Form 10-Q for the periods ended March 31, 2005 and June 30, 2005. In future filings, Visual Networks will properly address the matters related to ICOFR in its Exhibits 31.1 and 31.2.
Form 10-Q for the Quarter Ended March 31, 2005
Form 10-Q for the Quarter Ended June 30, 2005
3.	We note your disclosure that your CEO and CFO have concluded that, as of the Evaluation Date, your disclosure controls and procedures are effective at the reasonable assurance level in recording, processing, summarizing and reporting the information required to be disclosed under this report. Please tell us whether your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or

Securities and Exchange Commission
September 8, 2005

submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Response: Visual Networks supplementally advises the Staff that its chief executive officer and chief financial officer have concluded that Visual Networks’ disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that Visual Networks files or submits under the Exchange Act is accumulated and communicated to Visual Networks’ management, including its chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. In future filings, Visual Networks will include this disclosure.

4.	We note that your disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed in this “Quarterly report on Form 10-Q” has been appropriately recorded, processed, summarized and reported. Please confirm, if true, that your disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed by you in all of the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. See Exchange Act Rule 13a-15(e).

Response: Visual Networks supplementally advises the Staff that its disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed by Visual Networks in all of the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. In future filings, Visual Networks will include this disclosure.
     Thank you very much for your attention to this matter. We hope that our responses to your comments address the issues raised in your letter and would be happy to discuss with you any remaining questions or concerns you may have. Please contact me at (410) 580-4170 should you have any questions concerning this letter or require further information.

Sincerely,

/s/ Jason C. Harmon

Jason C. Harmon